UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Announces Acquisition of Exclusive Canadian Distribution Rights to 32 Films from First Look Studios.

Company to Distribute Five Films through all Channels Including Theatrical, DVD, Video-on-Demand & Television, and 27 Films on Television

Toronto – December 6, 2007 – Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating critically acclaimed television, film and DVD content for worldwide distribution, announced today that it has acquired exclusive Canadian distribution rights to 32 films from First Look Studios, an independent production company based in Los Angeles.  Peace Arch will release five of the films theatrically in Canada, followed by DVD, video-on-demand and television distribution. The Company will distribute the remaining 27 titles on broadcast television throughout Canada. This agreement follows the long term output deal signed in February 2007 granting Peace Arch exclusive Canadian DVD rights to all of First Look’s titles.

“We believe that each of these well-made films will resonate with a sizable audience in the Canadian market,” said Berry Meyerowitz, President of Peace Arch Home Entertainment.  “We look forward to working more closely with First Look Studios in the near future as a means to generating significant revenues for Peace Arch Home Entertainment and Peace Arch Television.”

First Look Studios distributes films for release in theaters, on DVD and to broadcast, cable and pay television. Its films star many of the entertainment industry’s biggest names, including Michael Douglas, Juliette Binoche, Ving Rhames and Maggie Gyllenhaal.

“Peace Arch’s solid distribution footprint in Canada will enable us to fully exploit these 32 films,” said Dave Sobieraj, president of strategic planning and television of First Look Studios. “We look forward to working closely with Berry and to expanding our relationship with his top-notch organization.”

Peace Arch has agreed to theatrically release the following five films:

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An American Crime – Catherine Keener (The 40 Year Old Virgin, Being John Malkovich, The Interpreter), Ellen Page (Hard Candy, X-Men: The Last Stand, Juno), James Franco (Spider-Man, Spider-Man 2, Spider-Man 3, James Dean)

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Smiley Face – Anna Faris (Scary Movie, Waiting, Lost in Translation), Adam Brody (The OC, In the Land of Women, Mr. & Mrs. Smith). John Krasinski (The Office, License to Wed, Dreamgirls)

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Day of the Dead – Mena Suvari (American Beauty, American Pie, Beauty Shop), Ving Rhames (Pulp Fiction, Mission Impossible, Dawn of the Dead), Nick Cannon (Shall We Dance, Roll Bounce, Drumline)

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Finding Rin Tin Tin – Ben Cross (Chariots of Fire, First Knight, Species: The Awakening), William Hope (Aliens, Hellbound: Hellraiser II)

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The Amateurs – Jeff Bridges (The Big Lebowski, Seabiscuit, The Fisher King), Ted Danson (Cheers, Saving Private Ryan, 3 Men and a Baby), Lauren Graham (Bad Santa, Gilmore Girls, Evan Almighty), Patrick Fugit (Almost Famous, Saved!, Wristcutters: A Love Story), William Fichtner (Black Hawk Down, Armageddon, Crash)

Among the 27 titles to be released on television are:

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Animal - Ving Rhames (Pulp Fiction, Mission Impossible, Dawn of the Dead), Terrence Howard (Hustle & Flow, Crash, The Brave One), Chazz Palminteri (The Usual Suspects, A Bronx Tale, Analyze This)

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Stateside – Val Kilmer (Heat, Batman Forever, Tombstone), Rachel Leigh Cook (She’s All That, Josie and the Pussycats, Antitrust), Joe Mantegna (The Godfather: Part III, The Simpsons Movie, Searching for Bobby Fischer)

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Relative Strangers – Danny Devito (LA Confidential, Batman Returns, One Flew Over the Cuckoo’s Nest), Kathy Bates (Titanic, About Schmidt, Fried Green Tomatoes), Ron Livingston (Band of Brothers, Office Space, Adaptation), Neve Campbell (Scream, Wild Things, The Craft)

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Journey to the end of the Night – Brendan Fraser (The Mummy, Crash, George of the Jungle), Mos Def (The Italian Job, Hitchhiker’s Guide to the Galaxy, 16 Blocks), Scott Glenn (The Silence of the Lambs, Training Day, The Hunt for Red October)

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Half Light – Demi Moore (Ghost, A Few Good Men, G.I. Jane), Henry Ian Cusick (Lost, Hitman)

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

ABOUT FIRST LOOK STUDIOS

First Look Studios is a leading independent studio which includes its theatrical, home video and television operations. The studios’ CEO is Trevor Short and Dean Wilson is COO. The company is owned and operated by First Look Holdings, LLC.

First Look Holdings, LLC was created in March of 2007 to acquire controlling interest in First Look Studios.  Its principals are Danny Dimbort, Avi Lerner, Trevor Short and Henry Winterstern.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Senior Vice President

     Marketing and Communications

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	December 6, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.